UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

On November 27, 2023, Mr. Darren Lui resigned from his position as Aptorum Group Limited’s (the “Company”) Chief Executive Officer, Chief Accounting Officer and as an Executive Director of the Board of Directors, to focus on his personal goals and pursuits. On November 30, 2023, Dr. Clark Cheng also resigned from his position as the Company’s Chief Medical Officer and as an Executive Director of the Board of Directors, to focus on his personal goals and pursuits. Mr. Ian Huen, one of the Company’s directors, who also served as the Company’s Chief Executive Officer from October 2017 until his prior resignation in June 2022, will step back into the role of Chief Executive Officer. Neither Mr. Lui or Dr. Cheng’s resignation was a result of any disagreement with the Company relating to its operations, policies or practices. The Board is grateful for Mr. Lui and Dr. Cheng’s significant contribution to the Company over the years, and expresses its gratitude for their dedicated service to the Company during their tenures.

The Board is excited to have Mr. Huen back as Chief Executive Officer and welcomes him to his new role. Mr. Huen helped the Company through many significant events and is sure to help the Company reach its full potential.

The information in this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Number 333-232591) and Form F-3 (Registration Number 333-268873) and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: November 30, 2023	By:	/s/ Ian Huen
Name: Ian Huen
Title: Chief Executive Officer

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